

Mail Stop 4631

July 18, 2017

Via E-mail
Mr. Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

> **Re:** **Universal Forest Products, Inc.**
> **Form 10-K**
> **Filed March 1, 2017**
> **No. 0-22684**

Dear Mr. Cole:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Exhibit 13

Management's Discussion and Analysis, page 3

Segment Reporting, page 10

1. We note from page 12 the sales allowance for the West segment increased 22% during 2016 compared to 3% during 2015. We also note from page 13 that All Other recorded income or improvements in the sales allowance for both fiscal years ended 2016 and 2015. Please tell us the reason(s) for these significant changes in your allowance and revise your disclosures accordingly.

2. On pages 13 and 37 you describe iDX as "a designer, manufacturer and installer of highly customized in-store environments that are used in a range of end markets." For each of

the acquisitions included in the table on page 37, you have not included disclosure about the primary reasons for the business combinations. In this regard it is unclear how specifically the acquisition of iDX complements your core business and the synergies generated from this acquisition. Please revise disclosure to ensure you have provided all of the required disclosures in ASC 805-10-50-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction